# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lichen China Ltd, CIK 0001876766
CUSIP: 5479G1082
Title of class of securities: Class A Ordinary Shares, par value $0.00004 per share
Address of issuer's principal executive offices: B2306, Block B Tower 3,, Jinjiang Wanda Plaza Commercial Complex, Jinjiang City, China (F4), 00000
Date of event which requires filing of this statement: 12/26/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001079973-25-000006
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Lichen China Ltd
Address of issuer's principal executive offices: 15th Floor, Xingang Square, Hubin North Road, Siming District, Xiamen City, Fujian Province, China, 361013, People's Republic of China

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court, PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
0

This exit form refers to a Schedule 13G filed with the Securities and Exchange Commission on January 2, 2025, covering 5,533,333 Class A Ordinary Shares purchased on December 26, 2024. The percentage set forth on Row (11) of the cover page for the reporting person is based on 55,333,333 Class A Ordinary Shares outstanding immediately after the offering based upon the Issuer's Prospectus Supplement filed under Rule 424(b)(5) with the SEC on December 27, 2024. The number of shares outstanding does not include 9,000,000 shares of the Issuer's convertible Class B Ordinary Shares.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: David Feldman, David Feldman, Director (01/02/2025)